FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 26, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS for:

Las Vegas From Home.com Entertainment Inc.

Commission File # 029718

Exhibit 1

Interim Financial Statements for the nine month period

Ended September 30, 2003

Exhibit 2

Schedule B&C to the Interim Financial Statements -September 30, 2003

Submitted: November 26, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:"Bedo H. Kalpakian"

(Signature)

Chairman & Director

Date: November 26, 2003

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

    X      SCHEDULE A

             SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Las Vegas From Home.com Entertainment Inc.

FOR THE QUARTER ENDED:  September 30, 2003

DATE OF REPORT:   November 26, 2003

ISSUER ADDRESS:  6th Floor, 1199 West Hastings Street, Vancouver, BC  V6E 3T5

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-0204

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  Chairman         CONTACT TEL. NO:

(604) 681-0204

CONTACT EMAIL ADDRESS:  bedo@lvfh.com

WEBSITE ADDRESS:  www.lvfh.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

"BEDO H. KALPAKIAN"

2003/11/26

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

NEIL SPELLMAN

"NEIL SPELLMAN

2003/11/26

NAME OF DIRECTOR

SIGN (TYPED)

                 DATE SIGNED (YY/MM/DD)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)

1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	September 30	December 31
	2003	2002
	(unaudited)	(unaudited)
ASSETS
Current
Cash/Term Deposits	$99,614	$19,294
Receivables	66,949	93,851
Prepaids	58,483	4,595
	225,046	117,740

Investment in Marketable Securities	24,096	-
Interest in mineral property (Note 5)	-	1
Property and equipment (Note 6)	248,826	227,459

	$497,968	$345,200

LIABILITIES
Current
Payables and accruals	$461,540	$328,090
Payable to related parties (Note 8)	216,752	102,119
Obligation under capital lease (Note 10)	19,299	-
	697,591	430,209
Long Term
Obligation under capital lease (Note 10)	19,683	-

	717,274	430,209

SHAREHOLDERS' EQUITY

Capital Stock (Note 7)	$12,747,458	$12,343,788
Capital subscriptions	152,830	-
Deficit	(13,119,594)	(12,428,797)
	(219,306)	(85,009)

	$497,968	$345,200

Nature of Operations & Going concern (Note 1)

Subsequent events (Note 11)

On behalf of the Board,

"Bedo H. Kalpakian"

"Neil Spellman"

Director                                                                               Director

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited - Prepared by Management)

	Nine months ended
	September 30
	2003	2002
	(unaudited)	(unaudited)

Revenue	$1,119,540	$215,205
Interest revenue	1,762	10,314
	1,121,302	225,519

Expenses
Advertising and promotion	345,635	243,425
Depreciation	48,883	64,859
Finance, interest and foreign exchange	241,490	38,189
Legal, accounting and audit	45,684	79,227
License fee	-	39,680
Management fees	135,000	135,000
Office and other	54,164	39,583
Professional and consulting fees	45,538	167,591
Regulatory and transfer agent fees	4,483	14,066
Rent	195,371	64,736
Salaries and benefits	662,984	608,601
Shareholder communications	11,150	5,641
Transaction fees	30,373	10,509
Technical consulting	46,201	232,259
Telephone	16,519	49,600
Travel, meals and entertainment	113,788	136,560
	1,997,263	1,929,526

Loss before other items	(875,961)	(1,704,007)

Other items
Provision for loan receivable recovered	-	156,470
Software Writedown	-	(156,724)
Loss on sale of equipment	(892)	-
Loss on dissolution of subsidiaries	(1,310,562)	-
	(1,311,454)	(254)

Net loss for period	(2,187,415)	(1,704,261)

Deficit, beginning of period	(10,932,179)	(10,686,435)

Deficit, end of period	$(13,119,594)	$(12,390,696)

Weighted average number of shares	40,136,362	32,094,828

Basic and fully diluted loss per common share	$(0.05)	$(0.05)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Nine months ended
	September 30
	2003	2002
	(unaudited)	(unaudited)

Cash provided by (used for)

Operations
Net loss	$(2,187,415)	$(1,704,261)
Items not affecting cash
Depreciation	48,883	64,859
Software write down	-	156,724
Foreign Exchange	187,706	-
	(1,950,826)	(1,482,678)

Changes in non-cash working capital:
Receivables	26,902	(77,046)
Prepaids	(53,888)	44,025
Receivable from related party	-	182,650
Payables and accruals	133,451	81,960
Payable to related party	114,633	(13,587)
Player deposits	-	17,410
	221,098	235,412
	(1,729,728)	(1,247,266)

Financing
Provision for loan receivable recovered	-	(156,470)
Issuance of common shares for cash	403,670	1,542,399
Capital subscriptions	152,830	(150,000)
Payment of capital lease	(3,894)	(8,400)
Capital lease	42,876	-
Loan payable	-	11,934
	595,482	1,239,463

Investing
Investment in Marketable Securities	(24,096)	-
Equipment	(72,792)	(16,796)
Loss on dissolution of subsidiaries	1,310,562	-
Software	-	(26,754)
Loss on sale of fixed asset	892	-
	1,214,566	(43,550)

(Decrease) Increase in cash and cash equivalents	80,320	(51,353)

Cash and cash equivalents, beginning of period	19,294	102,022

Cash and cash equivalents, end of period	$99,614	$50,669

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

1.

Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company was previously involved in the exploration of mineral properties.  During 1999, the Company decided not to continue in the mineral exploration business as a result of which the Company sold its mineral properties and wrote down its remaining property to $1.  During the current quarter the Company wrote off its remaining mineral property (note 5).

The Company and its Antiguan subsidiary are in the business of developing and marketing software for on-line multi-player interactive games.

During 2002, the Company's Antiguan subsidiary, Action Poker Gaming Inc. ("Action"), moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

Kahnawake has reserve status in Canada, which has its own regulations and laws concerning interactive gaming.  These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet.  The law in Kahnawake regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawake Gaming Commission has issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk for the period commencing November 1, 2002 and ending October 31, 2004 (note 10).

The gaming and entertainment operations are carried on by the Company's Antiguan subsidiary.  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting licensing fees and royalties.

Although management believes that the conduct of Internet gaming related activities by the Company's Antiguan subsidiary will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company has incurred significant operating losses over the past three fiscal years.  In addition, the Company must raise significant capital to develop its business and to fund operation costs.  It is not certain that the Company will be successful in its efforts to raise the required capital to continue its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of Presentation

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  These interim financial statements should be read in conjunction with the most recent audited annual financial statements.  The significant accounting policies follow that of the most recently reported audited annual financial statements.  In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.

Significant Accounting Policies

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiary, Action Poker Gaming Inc.  All inter-company balances and transactions have been eliminated.

(b)

Mineral properties

Mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

(c)

Depreciation

Depreciation of property and equipment is calculated on the following bases and annual rates:

Software

-  30% Declining balance

Computer equipment

-  30% Declining balance

Furniture and equipment

-  20% Declining balance

Vehicle under capital lease

 - Straight-line over the lease term

Software development costs are capitalized once technical feasibility has been established and a market has been identified.  Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released.

 (d)

Stock-based compensation plans

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(e)

Revenue recognition

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licences and contracts as the services are rendered.  Revenues from rakes are earned when pre-determined criteria have been met by players of the games.

Allowances for non-collection of revenues are made when collectability becomes uncertain.

(f)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(g)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Current assets, current liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses, at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(h)

Net loss per share

Net loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in loss per share for 2003 and 2002, as the effect would be anti-dilutive.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

4.

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related party and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, this is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk.

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

5. Interest in mineral property	September 30 2003	December 31 2002
Pike County, United States of America
Acquisition cost, net of proceeds	$-	$1

6. Property and equipment			September 30 2003	December 31 2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Software and Software development cost	$180,901	(63,315)	117,586	144,721
Computer equipment	164,439	(33,199)	131,240	82,738

	$345,340	(96,514)	248,826	227,459

During 2000, the Company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive games.  The software was at a stage where it could be played for fun money when various disputes arose between the Company and the software developer during 2001.  As a result, the development of the software was halted.  During 2001, the Company wrote down the software by $156,724 and, during 2002 the

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

Company wrote off the remaining $166,023.  The Company commenced legal action against the Software Developer seeking re-payment of a promissory note due to the Company for $25,000 plus interest.  Subsequently, the Company and two Directors were named defendants in a counterclaim for damages totalling $307,944.  On July 25, 2003, the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result, these lawsuits were dismissed by consent.

During 2002 and during the nine month period ended September 30, 2003, the Company continued to develop its own multi-player interactive games software.  The amount of $180,901 has been capitalized under software development costs.  Amortization expense of $27,135 has been taken on the costs capitalized for the nine month period ended September 30, 2003.

7.

Capital stock

(a)

Authorized:

100,000,000 common shares without par value

    5,000,000 preferred shares

(b)

Changes in capital stock:

	September 30, 2003		December 31, 2002
	Number of Shares	Amount	Number of Shares	Amount

Balance beginning of period	38,103,486	$12,343,788	24,754,420	$10,801,388

Exercise of warrants for cash	-	-	1,311,066	199,800
Private placement
Proceeds	3,500,000	350,000	12,038,000	1,372,600
Finder's fees	-	-	-	(30,000)
Stock Options exercised	500,000	53,670	-	-

Balance end of period	42,103,486	$12,747,458	38,103,486	$12,343,788

On March 11, 2003, the Company announced that it entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $250,000.  In respect to this transaction, the Company received TSX Venture Exchange acceptance on May 12, 2003.  The 2,500,000 common shares in the capital of the Company have been issued and there was a hold period on these shares which expired on September 13, 2003.

On September 8, 2003, the Company announced that it entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky acquired 1,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $100,000.  In respect to this transaction the Company received TSX Venture Exchange acceptance on September 15, 2003.  The 1,000,000 common shares in the capital of the Company have been issued to Lucky and there is a hold period on these shares which expire on January 15, 2004.

On September 19, 2003 the Company announced a Non-Brokered Private Placement Financing for up to 5,500,000 common shares in the capital of the Company at a purchase price of $0.14

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

per common share. Lucky 1 Enterprises Inc. ("Lucky"), a related company and certain individuals (the "Placees") subscribed for a total of 4,060,000 common shares in the capital of the Company (the "first tranche") for total proceeds of $568,400.  This transaction received TSX Venture Exchange acceptance on October 3, 2003.  The first tranche of 4,060,000 common shares in the capital of the Company were issued subsequent to September 30, 2003 to the Placees and have a hold period expiring on February 3, 2004.

The Company closed the second and final tranche of the September 19, 2003 Private Placement  Financing by the issuance of 1,439,970 common shares in the capital of the Company to certain placees at the purchase price of $0.14 per common share for total proceeds of $201,595.80. These shares have been issued to the placees subsequent to September 30, 2003 and have a hold period expiring on February 29, 2004.

On September 23, 2003 the Company announced a Non-Brokered Private Placement Financing for 3,000,000 common shares in the capital of the Company at a purchase price of $0.15 per common share for total proceeds of $450,000.  This transaction received TSX Venture Exchange acceptance on October 21, 2003.  Subsequent to September 30, 2003 the 3,000,000 common shares in the capital of the Company were issued to the Placee and these shares have a hold period expiring on February 21, 2004.

 (c) Warrants

The following summarizes warrants that have been granted, exercised or have expired during the nine month period ended September 30, 2003.  All of the warrants have been issued in connection with the sale of common shares of the Company, unless otherwise stated.

	Number of Warrants	Exercise Price $

Balance beginning of period	11,772,114	0.14 to 0.70

Warrants exercised	-	-
Warrants issued	-	-
Warrants expired	(10,084,114)	0.14 to 0.40

Balance end of period	1,688,000	0.70

(e)

Stock options

The Company has adopted a Stock Option Plan.  From time to time the Company grants incentive stock options to employees, directors and consultants pursuant to the rules and regulations of the TSX Venture Exchange.  The following summarizes the employees, directors and consultants incentive stock options that have been granted, exercised, cancelled and expired during the nine month period ended September 30, 2003.

	Number of Shares	Exercise Price $
Balance beginning of period	3,610,349	0.10 to 0.36
Options granted	1,025,000	-
Options exercised	(500,000)	0.10 to 0.11
Options expired	(1,512,535)	0.10 to 0.11

Balance end of period	2,622,814	0.15 to 0.36

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

8.

Related party transactions

	September 30 2003	December 31 2002
Payable to related parties
Payable to Lucky 1 Enterprises Inc.	62,621	$26,821
Payable to Directors	154,131	75,298

Total payable to related parties	$216,752	$102,119

(i)

The Company shares office premises with Lucky 1 Enterprises Inc. ("Lucky") a company related by common management, directors and officers.  Lucky charges the Company for its proportionate share of payroll expenses and other expenses ("LVH obligations").  For the nine month period ending September 30, 2003, the Company has paid Lucky the sum of $138,299 for the LVH obligations which are as follows:  payroll expenses of $118,279 and other expenses of $20,020.  Subsequent to August, 2001 rent for the office premises is paid by the Company, and Lucky is charged for its proportionate share which is $5,433 for the nine month period ended September 30, 2003.

(i)

As at September 30, 2003, an amount of $154,131 is payable to a Director of the Company.  This amount of $154,131 represents loans, interest and expenses.

(ii)

Pursuant to the new Management Services Agreement and during the nine month period ended September 30, 2003, the aggregate amount of expenditures made to management totalled $135,000 (2002:$135,000) and was paid to Kalpakian Bros. of B.C. Ltd. ("the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

9.

Loss carry forwards

(a)

As at December 31, 2002, the non-capital loss carry forward for income tax purposes amounts to $4,635,558. The tax benefits related to the loss carry forward have not been recognized in the financial statements because of uncertainty that the benefits may be realized.  The non-capital loss carry forward expires as follows:

2003	$125,171
2004	119,552
2005	158,221
2006	708,311
2007	1,108,651
2008	1,049,307
2009	1,366,345

(b)

The net capital loss carry forward for income tax purposes amounts to $905,088.

(c)

The pools of eligible Canadian development and exploration expenditures amount to $269,000.  These pools can shelter future earnings from resource properties.

10.   Commitments

Pursuant to agreements entered into with various parties the Company's Antiguan subsidiary Action Poker Gaming Inc. is required to make the following payments:

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

(a)

Interactive gaming license

(i)

monthly user fees of US $10,000.

(b)

Financial transaction fees

(i)

Minimum monthly fee of $5,000 US for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions;

(c)

Lease commitments

The Company has entered into leases for office space, computer equipment and an automobile. The minimum rental commitments under leases per month are as follows:

Leases	Amount $ 5,432

Office space	$ 6,036
Computer lease	1,608
Automobile lease	1,341
Total.......... $ 8,985

11.

Subsequent events

(a)

On September 19, 2003 the Company announced a Non-Brokered Private Placement Financing of up to 5,500,000 common shares in the capital of the Company at the price of $0.14 per common share for total proceeds of up to $770,000.  The Company received TSX Venture Exchange acceptance of this transaction on October 3, 2003.  On October 8, 2003, the Company announced that further to the Company's news release of September 19, 2003, the Company closed the first tranche of the Non-Brokered Private Placement Financing.  The Placees include Lucky 1 Enterprises Inc, a related company, and three individuals.  The Company issued 4,060,000 common shares in the capital of the Company at the price of $0.14 per common share for total proceeds of $568,400.  These shares have a hold period expiring on February 3, 2004.

The Company closed the second and final tranche of the Private Placement Financing whereby 1,439,970 common shares in the capital of the Company were issued to certain placees at the purchase price of $0.14 per common share for total proceeds of $201,595.80. These shares have a hold period expiring on February 29, 2004.  In respect to this transaction, the Company received TSX Venture Exchange acceptance on October 31, 2003.

(b)

On September 23, 2003, the Company announced a Non-Brokered Private Placement Financing of 3,000,000 common shares in the capital of the Company at the price of $0.15 per common share for total proceeds of $450,000.  The Company received TSX Venture Exchange acceptance of this transaction on October 21, 2003.  The Company has closed the Private Placement Financing by issuing to the placee 3,000,000 common shares in the capital of the Company at the price of $0.15 per common share which have a hold period expiring on February 21, 2004.

(c)

Subsequent to September 30, 2003, a total of 1,472,814 Incentive Stock Options were exercised at prices ranging between $0.10 and $0.11 per common share and, 1,895,349

Las Vegas From Home.com Entertainment Inc.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

incentive stock options were granted at prices ranging between $0.11 and $0.22 per common share.  One incentive stock option is required to purchase one common share.

(d)

On November 18, 2003 the TSX Venture Exchange accepted for filing the Company's 2003 Stock Option Plan.

"THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK"

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

____  SCHEDULE A

    X    SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Las Vegas From Home.com Entertainment Inc.

FOR THE QUARTER ENDED:  September 30, 2003

DATE OF REPORT:  November 26, 2003

ISSUER ADDRESS:  6th Floor, 1199 West Hastings Street, Vancouver, BC  V6E 3T5

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-0204

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:   Chairman         CONTACT TEL. NO:

(604) 681-0204

CONTACT EMAIL ADDRESS:  bedo@lvfh.com

WEBSITE ADDRESS:  www.lvfh.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

     "BEDO H. KALPAKIAN"

2003/11/26

NAME OF DIRECTOR

       SIGN (TYPED)

       DATE SIGNED (YY/MM/DD)

NEIL SPELLMAN

      "NEIL SPELLMAN"

                       2003/11/26

NAME OF DIRECTOR

       SIGN (TYPED)

       DATE SIGNED (YY/MM/DD)

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses (for the nine month period ended September 30, 2003):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3 of the attached unaudited interim financial statements.

2.

Related party transactions

The Company shares office space with Lucky 1 Enterprises Inc. ("Lucky"), a company related by common management and directors.  Lucky charges the Company for its proportionate share of the employee payroll and other expenses ("Las Vegas obligations").  During the nine month period ended September 30, 2003, the Company has paid to Lucky the sum of $138,299 for the Las Vegas obligations which are as follows: payroll expenses of $118,279 and other expenses of $20,020.  Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $5,433 for the nine month period ended September 30, 2003.

As at September 30, 2003, an amount of $154,131 is payable to a Director of the Company.  This amount of $ 154,131 represents loans, interest and expenses.

Pursuant to the new Management Services Agreement and during the nine month period ended September 30, 2003, the aggregate amount of expenditures made to management totalled $135,000 (2002:$135,000) and was paid to Kalpakian Bros. of B.C. Ltd. ("the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

3.

Summary of securities issued (during the year-to-date period):

(a)

(i)

Authorized common shares

100,000,000

	Number of Shares	Amount In Cdn$
Issued and Outstanding:
Beginning of period	38,103,486	12,343,788

Issued during the period:
Lucky 1 Enterprises Inc. Private Placement	2,500,000	250,000
Lucky 1 Enterprises Inc. Private Placement	1,000,000	100,000
Directors Stock Options Exercised	500,000	53,670
Balance at September 30, 2003	42,103,486	$12,747,458

(ii)

Authorized preferred shares

    5,000,000

Issued and Outstanding:

      0

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

(b)

Summary of options granted during the period ended, September 30, 2003:

On September 25, 2003, the Company entered into Incentive Stock Option Agreements whereby 1,025,000 Employee Incentive Stock Options were granted which expire on September 25, 2004.  These Incentive Stock Options have a hold period expiring on January 25, 2004.

4.

Summary of securities as at the end of the reporting period:  (September 30, 2003)

(a) Authorized share capital:

- common shares

100,000,000

- preferred shares

    5,000,000

(b) Shares issued and outstanding:

- common shares

  42,103,486

- preferred shares

    0

(c) Summary of Incentive Stock Options outstanding:

Agreement Date	Optionees	Number of Incentive Stock Options ***	Exercise Price $	Expiry Date

September 10, 1999	Director	25,000	0.36	September 10, 2004
September 10, 1999	Employees (2)	25,000	0.11*	September 10, 2004

August 4, 2000	Employees (2)	10,000	0.11	August 4, 2005

September 25, 2000	Directors (2)	115,540	0.11*	September 25, 2005

November 16, 2000	Directors (2)	131,000	0.11*	November 16, 2005

March 23, 2001	Director (1)	25,000	0.15	March 23, 2006

December 7, 2001	Employee (3)	116,374	0.10**	December 7, 2003
December 7, 2001	Director (1)	50,000	0.10**	December 7, 2003

November 4, 2002	Director (1)	250,000	0.10	November 4, 2003
November 4, 2002	Consultants (2)	400,000	0.10	November 4, 2003
November 4, 2002	Employees (9)	450,000	0.10	November 4, 2003

September 25, 2003	Employees (11)	675,000	0.11	September 25, 2004
September 25, 2003	Consultants (2)	350,000	0.11	September 25, 2004
	TOTAL:	2,622,814

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

*  Incentive Stock Options that were priced between $0.36 and $0.20 per share were re-priced to $0.11 per share during May 2002.

**   Incentive Stock Options that were priced @ $0.22 per share were re-priced to $0.10 per share during November, 2002.

*** One Incentive Stock Option is required to purchase one common share.

(d)  Summary of warrants outstanding: (September 30, 2003)

Private Placement Agreement Dates	Placees	Number of Warrants*	Exercise Price $	Expiry Dates

December 7, 2001 - Non Brokered Private Placement	6 investors	955,000	0.70	Jan 9, 2004

December 7, 2001 - Non Brokered Private Placement	7 investors	733,000	0.70	Feb 8, 2004
	TOTAL:	1,688,000

* One warrant is required to purchase one common share.

(e) Total number of shares subject to escrow or pooling agreements:  Nil.

5.

List of Directors and Officers as of the date the report is signed:

Bedo H. Kalpakian

- Chairman and Director

Jacob H. Kalpakian

- President and Director

Gregory T. McFarlane

- Director

Neil Spellman

- Director

Jack Aktorosyan

- Director

Penilla Klomp

- Secretary

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS

Special Note regarding Forward-Looking Statements

We make certain forward looking-statements in this Interim Financial Statement for the nine month period ended September 30, 2003 (Form 6K) within the meaning of Section 27A of the U.S. Securities Act 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters.  The Private U.S. Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements.  To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements.  When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans,"  "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Interim Financial Statement for the six month period ended June 30, 2003 (Form 6K), as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or "there is no way to anticipate with certainty," forward-looking statements are being made.  These forward-looking statements speak as of the date of this Interim Financial Statement for the nine month period ended September 30, 2003 (Form 6K).

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in our filings with the U.S. Securities and Exchange Commission including our most recent Annual Report on Form 20F/Amended.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control.  New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements.  Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

Description of Business

The Company and its Antiguan subsidiary are in the business of developing and marketing software for on-line multi-player interactive games.  The gaming and entertainment operations will be carried on by the Company's Antiguan subsidiary, namely Action Poker Gaming Inc. ("Action").  The expected principal revenues of the Company's Antiguan subsidiary will be from collecting licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  The Company has developed its new generation Software for on-line multi-player interactive games.  The Company's Software was built exclusively by the Company and is owned outright by the Company. The Company's new generation Software for on-line multi-player interactive games is live on-line to the general public under the URL www.tigergaming.com.  The Company is continually enhancing and upgrading the Company's Software.  Furthermore, the Company is developing new games which will be added to the Company's existing Software portfolio.

The Company's Antiguan subsidiaries, Endzone Inc. ("Endzone") and Action entered into an agreement dated July 7, 2000, as subsequently amended by various other agreements (collectively, the "Purchase and Support Agreement") with Nasser Towfigh ("Nasser"), Orang Towfigh ("Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada (collectively referred to as "the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (Subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive games (the "Endzone Software").   Pursuant to the Purchase and Support Agreement, Endzone has made certain payments to the Endzone Software Developer and has made certain advances to Nasser.   The Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer.  As a result, the development of the Endzone software was halted. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000:  $Nil), and on September 30, 2002,  the Company wrote off the remaining $166,023.  On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest.  On March 25, 2002, Nasser filed a Statement of Defence to the Company's Action and Nasser filed a counterclaim against the Company, its Chairman, and its President for damages totalling $307,944.  On July 25, 2003 the parties to these lawsuits settled all their differences by entering into an amicable out of court settlement and as a result these lawsuits were dismissed by consent.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario ("Crypto") in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the "April 26, 2001 Agreement"), whereby Crypto advanced to the Company the sum of $200,000 for the purposes of marketing the Action Poker Software.  The April 26, 2001 Agreement was subject to certain terms and conditions.  In furtherance to the April 26, 2001 Agreement, the Company's wholly-owned Antiguan subsidiary G.T. Enterprises Inc. ("GT") entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited ("Wagerlogic") a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited ("CCL") an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the "Cryptologic Group"). On March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group.  Subsequently, the Company and GT entered into an amicable out-of-court settlement with the Cryptologic group in respect to all outstanding matters between the parties.

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

The Company is presently not a party to any legal proceeding of any kind.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec ("Inter-Franchise"), an arm's length third party, whereby the Company would have acquired, under certain terms and conditions,  100% of the shares of Inter-Franchise.  Subsequently, by mutual consent, the Company and Inter-Franchise agreed not to proceed with the contemplated transaction.

The Company entered into a licensing agreement on November 4, 2002 with Lucky 1 Enterprises Inc. ("Lucky"), a related company, for the joint development of certain on-line gaming software consisting of three card games (the "Gaming Software").  The Company has received from Lucky the agreed license fee of $200,000 for the Gaming Software.  The Gaming Software is equally owned by the Company and Lucky.  The Company shall be the operator of the Gaming Software.  The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operations of the Gaming Software.

During 2002 and up until the nine month period ended September 30, 2003 the Company's wholly-owned Antiguan Subsidiary Action Poker Gaming Inc. entered into Licensing and Affiliate Agreements in respect to the Company's Software for on-line multi-player interactive  games with various parties that are at arm's length to the Company.

Effective March 6, 2003, David Horlington of Montreal, Canada resigned from the Board of Directors of the Company for personal reasons.

On May 12, 2003 Jack Aktorosyan of Montreal, Canada joined the Company's Board of Directors.  Jack Aktorosyan has many years of experience in Business Computer Analysis.

At the Company's Annual General Meeting of its Members, which was held on June 30, 2003 at the Company's offices in Vancouver, British Columbia, the shareholders of the Company passed a resolution to fix the number of Directors at 5, elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Neil Spellman, and Jack Aktorosyan as Directors of the Company, appointed Smythe Ratcliffe, Chartered Accountants, as the Company's Auditors for the ensuing year and authorized the Directors of the Company to fix the remuneration of the Company's Auditors and, approved the Company's 2003 Stock Option Plan.

During the nine month period ended September 30, 2003, the Company incurred a net loss of $2,187,415 ($0.05 per share) as compared to a net loss of $1,704,261 ($0.05 per share) for the same period in the previous year.  Operating expenses during the nine month period amounted to $1,997,263 as compared to $1,929,526 in the same period for the year 2002.  The operating expenses consist primarily of salaries and benefits, rent, advertising and promotion, travel, financing, interest and foreign exchange.  Salaries and benefits costs during the nine month period ended September 30, 2003 were $662,984 as compared to $608,601 for the same period in the previous year. During the nine month period ended September 30, 2003, the Company and its Antiguan Subsidiary recorded revenues of $1,119,540 (2002: $215,205).  Furthermore, during the nine month period ended September 30, 2003, the Company dissolved three of its wholly owned Antiguan subsidiaries, namely, Endzone Inc., G.T. Enterprises Inc., and Touchdown Inc.

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

Investor Relations

The Company had a Communications and Investor Relations Agreement dated November 15, 2001 (the "Agreement") with Renmark Financial Communications of Montreal, Quebec ("Renmark") which was terminated as of November 15, 2002.  Renmark was paid a monthly fee of $7,500.

During the nine month period ended September 30, 2003, there were no investor relations contracts undertaken by the Company.  However, the Company's management is engaged in an ongoing internal promotion of the Company's daily activities and developments.

Liquidity and Solvency

The Company has financed its operations mainly through private placements. The proceeds from the private placements were applied towards software development costs, continued enhancement of the Company's software and general working capital.

On January 10 and on February 11, 2002, the Company completed the first and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001.  The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600.  Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year (which has expired) and at $0.70 per common share in the second year.  The Private Placement Financing shares which have been issued were subject to a hold period expiring May 9 and June 8, 2002 respectively. The funds received from this financing were expended towards software development and general working capital.

On February 1, 2002, the Company entered into agreements with two arm's length third parties to issue convertible debentures, upon certain terms and conditions, for Principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly.  The convertible debentures were supposed to become due and payable on February 1 and 4, 2003.  However, the convertible debentures were never issued as the agreements were terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002, the Company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002.  The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring August 12 and 30, 2002 respectively.  The funds received from this financing have been expended towards software development and towards general working capital.

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April 2, 2002.  The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000.  Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000.  The Private Placement Financing shares which have been issued were subject to a hold period expiring on October 20, 2002.  In connection with this non-brokered Private Placement Financing, the Company paid a Finder's Fee in the amount of $30,000 to an arm's length third party.  The proceeds from this non-brokered Private Placement have been expended towards software development and general working capital.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $250,000.  This transaction received the final approval of the TSX Venture Exchange on May 12, 2003.  The 2,500,000 common shares in the capital of the Company which have been issued to Lucky have a hold period expiring on September 13, 2003.

On September 8, 2003 the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), a related company, whereby Lucky acquired 1,000,000 common shares in the capital of the Company at a purchase price of $0.10 per common share for total proceeds of $100,000.  This transaction received the final approval of the TSX Venture Exchange on September 15, 2003.  The 1,000,000 common shares in the capital of the Company which have been issued to Lucky have hold period expiring on January 15, 2004.

On September 19, 2003 the Company announced a Non-Brokered Private Placement Financing for a maximum number of 5,500,000 common shares in the capital of the Company at a purchase price of $0.14 per common share. Lucky 1 Enterprises Inc. ("Lucky"), a related company and certain individuals (the "Placees") subscribed for a total of 4,060,000 common shares in the capital of the Company (the "first tranche") at the purchase price of $0.14 per common share for total proceeds of $568,400.  This transaction received TSX Venture Exchange acceptance on October 3, 2003.  The first tranche of 4,060,000 common shares in the capital of the Company which have been issued, subsequent to September 30, 2003, to the Placees have a hold period expiring on February 3, 2004.

The Company closed the second and final tranche of the September 19, 2003 Private Placement Financing whereby 1,439,970 common shares in the capital of the Company were issued to certain placees at the purchase price of $0.14 per common share for total proceeds of $201,595.80. These shares which have been issued subsequent to September 30, 2003 have a hold period expiring on February 29, 2004.  In respect to this transaction, the Company received TSX Venture Exchange acceptance on October 31, 2003.

On September 23, 2003 the Company announced a Non-Brokered Private Placement Financing with one Placee for 3,000,000 common shares in the capital of the Company at a purchase price of $0.15 per common share for total proceeds of $450,000.  This transaction received TSX Venture Exchange acceptance on October 21, 2003.  The 3,000,000 common shares in the capital of the Company which have been issued subsequent to September 30, 2003 have a hold period expiring on February 21, 2004.

Las Vegas From Home.com Entertainment Inc.

Schedules B&C Supplementary Information

For the nine month period ended September 30, 2003

During the nine month period ended September 30, 2003, no share purchase warrants were exercised, however two Directors exercised an aggregate of 500,000 incentive stock options at $0.10 & $0.11 per common share for total proceeds to the Company of $53,670.

As at September 30, 2003, the Company had a working capital deficit of $472,545 as compared to a working capital deficit of $345,515 in the same period of 2002.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations without any interruptions, it is the Company's intention to pursue these methods for future funding.

Subsequent events

(a)

On September 19, 2003 the Company announced a Non-Brokered Private Placement Financing of up to 5,500,000 common shares in the Company at the price of Cdn $0.14 per common share for total proceeds of up to $770,000.  On October 8, 2003, the Company announced that further to the Company's news release of September 19, 2003, the Company closed the first tranche of the Non-Brokered Private Placement Financing.  The Placees include Lucky 1 Enterprises Inc, a related company, and three individuals.  The Company issued 4,060,000 common shares in the capital of the Company at the price of Cdn $0.14 per common share for total proceeds of $568,400.  These shares which have been issued are subject to a hold period expiring on February 3, 2004.  In respect to this transaction, the Company received TSX Venture Exchange acceptance on October 3, 2003.

The Company closed the second and final tranche of the Private Placement Financing which was announced on September 19, 2003 through the issuance of 1,439,970 common shares in the capital of the Company to certain placees at the purchase price of $0.14 per common share for total proceeds of $201,595.80. These shares which have been issued have a hold period expiring on February 29, 2004.  In respect to this transaction the Company received TSX Venture Exchange acceptance on October 31, 2003.

(b)

On September 23, 2003, the Company announced a Non-Brokered Private Placement Financing of 3,000,000 common shares in the capital of the Company at the price of $0.15 per common share for total proceeds of $450,000.  The Company received TSX Venture Exchange acceptance of this transaction on October 21, 2003.  On October 27, 2003 the Company announced that further to the Company's news release of September 23, 2003 the Company closed the Private Placement Financing by issuing to the placee the 3,000,000 common shares in the capital of the Company which have a hold period expiring on February 21, 2004.

(c)

Subsequent to September 30, 2003, a total of 1,472,814 Incentive Stock Options were exercised at prices ranging between $0.10 and $0.11 per common share and 1,895,349 Incentive Stock Options were granted at prices ranging between $0.11 and $0.22 per common share.  One Incentive Stock Option is required to purchase one common share in the capital of the Company.

(d)

On November 18, 2003 the TSX Venture Exchange accepted for filing the Company's 2003 Stock Option Plan.